FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP	OMB APPROVAL
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Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person* Bourne, Robert A. 450 South Orange Ave. Orlando, FL 32801	2. Issuer Name and Ticker or Trading Symbol Commercial Net Lease Realty, Inc. NNN		6. Relationship of Reporting Person to Issuer (Check all appropriate) X Director 10% Owner Officer (Give title below) Other (Specify below)
	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for August 2002
		5. If Amendment, Date of Original	7. Individual of Joint/Group Filing X Form filed by One Reporting Person Form filed by More than one Reporting Person

TABLE I - Non Derivative Securities Acquired, Disposed of or Beneficially Owned
1. Title of Security (Instr. 8)	2. Transaction Date	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Owned at End of Month (Instr. 3 nd 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
Common Stock	06/07/02	A		1,000	A	(1)	264,831	D
Common Stock	N/A						3,820	I	(2)
Common Stock	N/A						255,696	I	(3)
Common Stock	N/A						4,700	I	(4)
Common Stock	08/26/02	P		150	A	$15.60	150	I	(5)

TABLE II - Derivative Securities Acquired, Disposed of or Beneficially Owned (e.g. puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr.3)	2. Conver- sion or Exercise Price of Deriva- tive Security	3. Transac- tion Date	4. Transac- tion Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercis- able and Expiration Date		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Securities (Instr. 5)	9. Number of Derivative Underlying Securities Benefically Owned at End of Month (Instr. 3 & 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of- Shares
Options (Right to buy)	$13.20	02/19/02	A		2,500		(6)	02/19/12	Common Stock	2,500	N/A	159,667	D

Explanation of Responses:
(1)	Shares were acquired pursuant to the stock award under the Commercial Net Lease Realty, Inc. 2000 Performance Incentive Plan in a transaction under Rule 16b-3. Vesting begins in 2003 and is completed in 2004.

(2)	Shares held by Mr. Bourne, custodian for minor children (Robert Kyle Bourne and and Conner R. Bourne) UGMA.
(3)	Shares held by four limited partnerships of which Mr. Seneff is a general partner. Mr. Seneff disclaims beneficial ownership of these except to the extent of his respective shares percentage interest in each of these securities.

(4)	Shares held by The Robert A. Bourne Irrevocable Trust #1 in which Mr. James M. Seneff, Jr. is a Trustee and Mr. Bourne's minor children are the beneficiaries.
(5)	Shares acquired by Robert A. Bourne and are held in an account named Robert Arthur Bourne Cust for Robert Kyle Bourne UFLUTMA Until Age 21.
(6)	Stock options were granted under the Commercial Net Lease Realty, Inc. 2000 Performance Incentive Plan in a transaction exempt under Rule 16b-3. The options are exercisable in cumulative one-third installments commencing one year from the date of the grant, with full vesting occuring on the third anniversary date.

/s/Robert A. Bourne Signature of Reporting Person	August 30, 2002 Date
** Intentional missstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).